FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of February, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

February 10, 2004

Hanson PLC announces amendments to debt securities

Hanson PLC has made changes to the debt issued by certain group companies to take effect from the commencement of business today, February 10, 2004.

Following on from the scheme of arrangement which Hanson PLC implemented on October 15, 2003, Hanson is announcing a reorganisation of the group's debt. The scheme of arrangement involved the creation of a new parent company for the group (Hanson PLC) and the former parent company, Hanson PLC, renamed Hanson Building Materials Limited, becoming a subsidiary. After the scheme of arrangement Hanson Building Materials Limited continued as the obligor or guarantor of each the group's long term debt issues.

The changes announced today will result in certain liabilities and guarantees being transferred to the new parent company, Hanson PLC, from the former parent company, Hanson Building Materials Limited, effectively replicating the debt structure which existed prior to October 15, 2003. The changes are summarised as follows:

1. Public bonds

As a result of a reorganisation within the Hanson group, the substantial part of the assets of Hanson Building Materials Limited has been transferred to Hanson PLC. As a consequence, the liability of Hanson Building Materials Limited (registered number 488067, formerly known as Hanson PLC) in respect of Hanson Building Materials Limited's own public bond, together with its guarantees in respect of the public bonds of group subsidiaries, has been assumed by Hanson PLC (registered number 4620678), the new ultimate parent of the group. The above changes are in accordance with the indentures governing each of the bonds and results in a debt structure which replicates that which existed prior to the completion on October 15, 2003 of the Hanson group's scheme of arrangement.

The securities affected are as follows:

  Hanson Building Materials Limited $750 million, 7.875% bonds due 27 September, 2010. These bonds have ceased to be liabilities of Hanson Building Materials Limited and are now the liabilities of Hanson PLC. An application will be made to the UK Listing Authority and to the London Stock Exchange (LSE) for the listing of these bonds in the name of Hanson PLC. Pending such listing, the existing LSE listing, in the name of Hanson Building Materials Limited, will be suspended.

  Hanson Overseas B.V. $750 million, 6.75% bonds due September 15, 2005 and Hanson Australia Funding Limited $750 million 5.25% bonds due March 15, 2013. These issues have ceased to be guaranteed by Hanson Building Materials Limited and are now guaranteed by Hanson PLC.

2. Commercial paper programmes

The issue of commercial paper by Hanson Finance (2003) PLC (registered number 1104811, formerly known as Hanson Finance PLC) under its current Euro and US commercial paper programmes dated September 1997 and May 1999 respectively, in each case guaranteed by Hanson Building Materials Limited, will cease. In future it is proposed that both Euro and US commercial paper be issued under new programmes by a new company called Hanson Finance PLC (registered number 4807904), guaranteed by Hanson PLC.

The total amount of commercial paper currently outstanding under the existing Hanson Finance (2003) PLC programmes is equivalent to approximately GBP1,035 million. This paper matures at various dates through 2004, although approximately 91% matures within the next three months. This paper will continue in its existing form, guaranteed by Hanson Building Materials Limited, and in addition will henceforth be guaranteed by Hanson PLC.

3. Committed bank facility

The above changes will bring the public debt of the group into line with the group's GBP829.1 million committed bank facility dated March 2001, where the lenders have agreed to substitute Hanson PLC as guarantor in place of Hanson Building Materials Limited with effect from today.

Inquiries:        Justin Read
                      Hanson PLC
                     Tel: +44 (0)20 7245 1245

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   February 10, 2004